                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of November 2004

                                BANCOLOMBIA S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                 -----------------------------------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F [X]         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes [ ]               No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BANCOLOMBIA S.A.
                                  (Registrant)

Date: November 8, 2004          By /s/ JAIME ALBERTO VELASQUEZ B.
                                   -------------------------------
                                Name: Jaime Alberto Velasquez B.
                                Title: Vice President of Finance

[BANCOLOMBIA LOGO]

                         CONSOLIDATED FINANCIAL RESULTS
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2004

Table of Contents

1. HIGHLIGHTS
2. CONSOLIDATED BALANCE SHEET
3. INCOME STATEMENT
4. SUBSIDIARIES
5. RATINGS AND RECOGNITIONS

NOVEMBER 8, 2004. Medellin, Colombia - BANCOLOMBIA S.A. (NYSE: CIB) announced today the financial results for the quarter ended September 30, 2004.(1)

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT

                                                     QUARTER              GROWTH
(Ps millions)                                    2Q 04       3Q 04      3Q 04/2Q 04
------------------------------------------    ----------  ----------    -----------
ASSETS
Loans and financial leases, net                8.453.562   9.332.414       10,40%
Investment securities, net                     5.238.888   4.781.795       -8,73%
Other assets                                   2.414.914   2.162.461      -10,45%
                                              ----------  ----------      ------
TOTAL ASSETS                                  16.107.364  16.276.670        1,05%
                                              ----------  ----------      ------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                      10.583.982  10.491.351       -0,88%
Other liabilities                              3.798.687   3.863.023        1,69%
TOTAL LIABILITIES                             14.382.669  14.354.374       -0,20%
Shareholders' equity                           1.724.695   1.922.296       11,46%
                                              ----------  ----------      ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    16.107.364  16.276.670        1,05%
                                              ----------  ----------      ------

Interest income                                  375.883     497.925       32,47%
Interest expense                                 139.004     150.858        8,53%
NET INTEREST INCOME                              236.879     347.067       46,52%
Net provisions                                    (3.760)    (32.261)     758,01%
Other operating income                           142.184     159.948       12,49%
Other operating expense                         (220.623)   (230.146)       4,32%
Non-operating income, net                         (1.170)      3.899      433,25%
Income tax expense                               (36.927)    (61.216)      65,78%
                                              ----------  ----------      ------
NET INCOME                                       116.583     187.291       60,65%
                                              ----------  ----------      ------

---------------------

(1) This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly, 50% or more of the voting capital stock. For this reason, the financial information contained herein is not comparable to BANCOLOMBIA's consolidated results (with its financial subsidiaries) released prior to March 2003. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS TO THE BANK AND ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

Exchange rate:   September 30, 2004  Ps 2,608.30 = 1 US$  Average exchange rate September 2004 Ps 2,666.76 = 1 US$

Contacts

JAIME A. VELASQUEZ
FINANCIAL VP
TEL.: (574) 5108666

MAURICIO BOTERO
IR MANAGER
TEL.: (574) 5108866

FAX: (574) 2317208
WWW.BANCOLOMBIA.COM
INVESTORRELATIONS@BANCOLOMBIA.CO

                                                              [BANCOLOMBIA LOGO]

                                                                            3Q04

1.          HIGHLIGHTS:

      - Net income amounted to Ps 187.3 billion, or US$ 0.498 per ADS, during the quarter ended September 30, 2004, increasing 60.7% as compared to a net income of Ps 116.6 billion, or US$ 0.300 per ADS, for the previous quarter. This represents an increase of 58.2% as compared to Ps 118.4 billion, or US$ 0.289 per ADS, during the quarter ended September 30, 2003.

      - BANCOLOMBIA's gross loans amounted to Ps 9,768 billion, increasing 9.8% as compared to Ps 8,893 billion from the previous quarter. In year over year basis, this represents an increase of 24.0%, from Ps 7,879 billion. On the other hand, investment debt securities amounted to Ps 4,582 billion, decreasing 9.1% over the quarter, but increasing 9.8% as compared to the end of the third quarter of 2003.

      -     During the third quarter of 2004, interest on loans amounted to Ps
            303.3 billion, which represents an increase of 9.7% over the quarter from Ps 276.6 billion and 42.0% over the third quarter of 2003 from Ps 213.6 billion.

      - Interest on investment securities continued its recovery from the drop in bond prices experienced during the second quarter of the current year. It amounted to Ps 164.2 billion during the third quarter, increasing 125% as compared to the previous quarter, which represents a 39.0% increase as compared to the third quarter of 2003.

      - Total net fees and income from services are stable during the third quarter of 2004, amounting to Ps 109.5 billion, but increasing 16.7% as compared to the third quarter of 2003.

      - Net interest margin was 10.3% during the quarter, as compared to 7.4% during the previous quarter and 8.2% during the third quarter of 2003.

      - BANCOLOMBIA's ratio of past due loans to total loans for the quarter ended September 30, 2004 was 1.5%, and allowances to past due loans was 299%.

                                            QUARTERS                                 AS OF
    STOCK INDICATORS           3Q 03          2Q 04          3Q 04           SEP-03         SEP-04
------------------------    -----------    -----------    -----------        -------        -------
Net Income (Ps millions)        118.404        116.583        187.291        323.036        427.922
USD Earnings per ADS              0,289          0,300          0,498          0,789          1,138
ROAA                               3,60%          3,17%          4,90%          3,27%          3,73%
ROAE                              33,80%         28,57%         43,87%         30,74%         33,41%
P/BV ADS (1)                       1,28           1,50           1,58
P/BV Local (2) (3)                 1,35           1,54           1,65
P/E (4)                            4,35           5,65           4,18
Shares Outstanding          576.695.395    576.695.395    576.695.395

(1) Defined as ADS price divided by ADS book value.

(2) Defined as Share price divided by share book value.

(3) Share prices on the Colombian Stock Exchange

(4) Defined as market capitalization divided by annualized quarter results

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                                                              [BANCOLOMBIA LOGO]
                                                                            3Q04

2.    CONSOLIDATED BALANCE SHEET

2.1   ASSETS

      BANCOLOMBIA's total assets increased 1.1% over the quarter to Ps 16,277 billion as of September 30, 2004, from Ps 16,107 billion as of June 30 of this year, and 16.7% from Ps 13,950 billion as of September 30, 2003. The increase in total assets was primarily due to a larger loan portfolio, higher than the decrease in the investment securities portfolio.

2.1.1 LOAN PORTFOLIO

      Total corporate loans increased 10.2% quarter over quarter from Ps 5,060 billion to Ps 5,577 billion. They also increased as compared to the same period in fiscal year 2003, moving up 10.0%. Corporate working capital loans, the most significant type of the loan portfolio, increased 12.2% as compared to June 30, 2004.

LOAN PORTFOLIO                                            AS OF                                GROWTH
(Ps millions)                              30-SEP-03    30-JUN-04 (2)    30-SEP-04    3Q 04/2Q 04    3Q 04/3Q 03
---------------------------------------    ---------    ------------     ---------    -----------    -----------
CORPORATE
Working capital loans                      4.453.082    3.898.115        4.372.394       12,17%          -1,81%
Loans funded by
  domestic development banks                 427.178      898.257          841.871       -6,28%          97,08%
Trade Financing                              151.043      190.854          282.660       48,10%          87,14%
Overdrafts                                    33.826       53.187           58.611       10,20%          73,27%
Credit Cards                                   7.343       19.985           21.639        8,28%         194,69%
                                           ---------    ---------        ---------       -----         -------
TOTAL CORPORATE                            5.072.472    5.060.398        5.577.175       10,21%           9,95%
                                           ---------    ---------        ---------       -----         -------
RETAIL AND SMEs
Working capital loans                        842.020    1.088.583        1.189.002        9,22%          41,21%
Personal loans                               687.207      902.712          970.887        7,55%          41,28%
Loans funded by
  domestic development banks                 333.839      345.007          357.994        3,76%           7,24%
Credit Cards                                 281.585      336.063          342.004        1,77%          21,46%
Overdrafts                                   102.801      118.732          119.855        0,95%          16,59%
Automobile loans                              28.915      293.799          331.715       12,91%        1047,21%
Trade Financing                               20.911       26.283           42.608       62,11%         103,76%
                                           ---------    ---------        ---------       -----         -------
TOTAL RETAIL AND SMEs                      2.297.278    3.111.179        3.354.065        7,81%          46,00%
MORTGAGE                                      45.002       48.560           50.245        3,47%          11,65%
FINANCIAL LEASES(1)                          463.958      672.891          786.457       16,88%          69,51%
                                           ---------    ---------        ---------       -----         -------
TOTAL LOANS AND FINANCIAL LEASES           7.878.710    8.893.028        9.767.942        9,84%          23,98%
ALLOWANCE FOR LOAN LOSSES AND FINANCIAL
LEASES (1)                                  (357.624)    (439.466)        (435.528)      -0,90%          21,78%
                                           ---------    ---------        ---------       -----         -------
TOTAL LOANS AND FINANCIAL LEASES, NET      7.521.086    8.453.562        9.332.414       10,40%          24,08%
                                           ---------    ---------        ---------       -----         -------

(1) These items include information of financial lease contracts for effects of comparison with subsequent periods.

(2)   June's amounts were modified in order to be comparable with September
      2004.

The retail and SMEs (small and medium-sized enterprises) loan portfolio maintains robust growth rates. It amounted to Ps 3,354 billion, increasing 7.8% over the quarter and 46.0% over the year. Even though all types of retail and SMEs loans showed positive trends, the most significant changes during the quarter were seen in working capital loans, which benefit primarily SMEs, and in personal loans, showing annual increases of 41.2% and 41.3%, respectively.

                                                              [BANCOLOMBIA LOGO]

                                                                            3Q04

      Financial leases for both, corporate and SMEs clients increased 16.9% over the quarter and 69.5% over the year. These positive figures are explained by the recovery of corporate investment budgets and more beneficial tax legislation.

2.1.2 INVESTMENTS PORTFOLIO

      BANCOLOMBIA's investments debt securities amounted to Ps 4,582 billion, decreasing 9.1% as compared to Ps 5,039 billion from the previous quarter. In year over year basis, this represents an increase of 9.8%, from Ps 4,173 billion.

2.1.3 ASSET QUALITY

      As of September 30, 2004, the Bank's past due loans, as a percentage of total loans reached 1.5%. Loans classified as C, D and E accounted for 3.9% of total loans, continuing their decline. Furthermore, allowances to past due loans for the quarter were 299%.

LOAN CLASSIFICATION
(Ps millions)                      AS OF 30-SEP-03        AS OF 30-JUN-04        AS OF 30-SEP-04
-------------------------------   -----------------     -------------------     -----------------
"A" Normal                        6.972.922    88,5%    8.097.116      91,1%    8.990.520    92,0%
"B" Subnormal                       499.463     6,3%      391.174       4,4%      394.013     4,0%
"C" Deficient                        70.081     0,9%       99.457       1,1%      105.341     1,1%
"D" Doubtful recovery               240.032     3,0%      207.537       2,3%      190.657     2,0%
"E" Unrecoverable                    96.212     1,3%       97.744       1,1%       87.411     0,9%

TOTAL                             7.878.710     100%    8.893.028       100%    9.767.942     100%

LOANS CLASSIFIED AS C, D AND E
                                  ---------             ---------               ---------
AS A PERCENTAGE OF TOTAL LOANS          5,2%                  4,6%                    3,9%
                                  ---------             ---------               ---------

ASSET QUALITY                                                         AS OF                              GROWTH
(Ps millions)                                        30-SEP-03      30-JUN-04      30-SEP-04     3Q 04/2Q 04   3Q 04/3Q 03
-----------------------------------------------      ---------      ---------      ---------     -----------   -----------
Total performing past due loans (3)                    34,167         65,182         58,435        -10.35%         71.03%
Total non-performing past due loans (1)(3)             96,029         96,018         88,664         -7.66%         -7.67%
Total past due loans                                  130,196        161,200        147,099         -8.75%         12.98%
Allowance for loans and accrued interest losses       362,731        444,952        440,282         -1.05%         21.38%
Past due loans to total loans                            1.65%          1.81%          1.51%
Non-performing loans to total loans                      1.22%          1.08%          0.91%
C, D, and E loans to total loans                         5.16%          4.55%          3.93%
Allowances to past due loans (2)                       278.60%        276.02%        299.31%
Allowances to C, D, and E loans (2)                     89.27%        109.94%        114.83%
Allowances to non-performing loans (2)                 377.73%        463.40%        496.57%
Allowances to total loans                                4.60%          5.00%          4.51%
Performing loans to total loans                         98.78%         98.92%         99.09%

(1) Non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2)   Allowance means allowance for loan and accrued interest losses.

(3) These items include information of financial lease contracts for effects of comparison with subsequent periods.

2.2   LIABILITIES

      Total deposits were stable over the quarter, but they increased 10.9% over the year, to the amount of Ps 10,491 billion as of September 30, 2004. In a year over year basis, interest-bearing deposits increased 11.0%, while non-interest bearing deposits increased 10.6%. This reflects stability in the

                                                              [BANCOLOMBIA LOGO]

                                                                            3Q04

funding mix composition, with slight changes in the amounts of saving accounts and time deposits as a response of the increase in loan demand.

                                                                AS OF
DEPOSIT MIX COMPOSITION                       30-SEP-03       30-JUN-04       30-SEP-04
-----------------------                       ---------       ---------       ---------
NON-INTEREST BEARING                            19,50%          19,94%          19,44%
Checking accounts                               17,85%          18,19%          18,07%
Other                                            1,64%           1,75%           1,37%
                                               ------          ------          ------
INTEREST BEARING                                80,50%          80,06%          80,56%
Checking accounts                               10,63%          11,54%           9,76%
Time deposits                                   44,00%          38,91%          42,39%
Savings deposits                                25,87%          29,61%          28,41%
                                               ------          ------          ------
TOTAL DEPOSITS                                 100,00%         100,00%         100,00%
                                               ------          ------          ------

2.3   SHAREHOLDERS' EQUITY

      BANCOLOMBIA's shareholders' equity totaled Ps 1,922 billion at the end of the third quarter of 2004. It increased 11.5% and 24.0%, as compared to the previous quarter and the third quarter of 2003, respectively. Unrealized gains on investment debt securities totaled Ps 50.6 billion as of September 30, 2004.

      At the end of the third quarter, the Bank's consolidated ratio of technical capital to risk weighted assets remained at about 13.0%.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS                          AS OF
Consolidated (Ps millions)                    30-SEP-03       30-JUN-04         30-SEP-04
-----------------------------------------     ---------       ---------        ----------
Basic capital (Tier I)                        1.079.512        1.283.387        1.394.699
Additional capital (Tier II)                    255.796          228.672          264.969
Technical capital (1)                         1.335.308        1.512.059        1.659.668
Risk weighted assets included market risk     9.796.545       11.759.860       12.764.018
                                              ---------       ----------       ----------
CAPITAL ADEQUACY (2)                              13,63%           12,86% (3)       13,00%
                                              ---------       ----------       ----------

      (1) Technical capital is the sum of basic capital and additional capital.

      (2) Capital Adequacy is Technical capital divided by Risk weighted assets

      (3) In attention to the External Circular 037 of 2004, issued by the Superintendency of Banking, it was obligatory to calculate a new Technical Capital to Risk Weighted Assets ratio and its components for the month of June 2004.

                                                              [BANCOLOMBIA LOGO]

                                                                            3Q04

3.    INCOME STATEMENT

      BANCOLOMBIA's net income amounted to Ps 187.3 billion during the quarter ended September 30, 2004, as compared to Ps 116.6 billion for the previous quarter and Ps 118.4 billion for the same period last year.

3.1   NET INTEREST INCOME

      Net interest income increased to Ps 347.1 billion for the quarter ended September 30, 2004, as compared to Ps 236.9 billion for the previous quarter and Ps 233.7 billion for the third quarter of 2003.

      It is important to notice that when compared to the previous quarter, the interest income increased 32.5%, while the interest expense was only 8.5% up. Such increase was due not only to changes in bond prices, but also to the increase in interest income on loans as well as on financial leases.

3.2   PROVISIONS

      Provisions for loan and interest losses amounted to Ps 36.4 billion, increasing 53.7% as compared to the previous quarter. Additionally, provisions for foreclosed assets increased 357%. Recoveries of provisions for foreclosed assets amounted to Ps 1.1 billion, decreasing 88.7% as compared to the second quarter of 2004.

3.3   FEES AND INCOME FROM SERVICES

      During the third quarter of 2004, total net fees and other service income amounted to Ps 109.5 billion, remaining stable over quarter. This represents an increase of 16.7% as compared to Ps 93.9 billion for the third quarter of 2003.

      Electronic banking services and ATMs fees increased 12.9% as compared to the previous quarter and 36.9%, as compared to the same quarter of year 2003. Even though branch network fees from services were stable during the quarter, they increased 28.6% as compared to the third quarter of 2003. Cash collection and payment fees continued their upward trend amounting to Ps 11.5 billion, which represents a quarterly increase of 6.8% and an annual increase of 44.4%.

3.4   OPERATING EXPENSES

      Total operating expenses increased 4.4% during the third quarter of 2004 amounting to Ps 224.5 billion. Nevertheless, due to the increase in net interest income discussed in section 3.1, BANCOLOMBIA's efficiency ratio reached 45.4% during the third quarter and 50.0% during the nine-month period ended September 30, 2004.

                                                              [BANCOLOMBIA LOGO]

                                                                            3Q04

                                                               QUARTERS                           AS OF
               PRINCIPAL RATIOS                   3Q 03         2Q 04         3Q 04       SEP-03          SEP-04
----------------------------------------------    -----        --------       -----       ------          ------
PROFITABILITY
Net interest margin (1)                            8,19%         7,36%        10,34%        8,66%          8,97%
Return on average total assets (2)                 3,60%         3,17%         4,90%        3,27%          3,73%
Return on average shareholders' equity (3)        33,80%        28,57%        43,87%       30,74%         33,41%

EFFICIENCY
Operating expenses to net operating income (4)    54,22%        58,20%        45,39%       52,49%         49,95%
Operating expenses to average total assets (4)     6,11%         6,00%         6,02%        5,95%          5,91%

CAPITAL ADEQUACY
Shareholders' equity to total assets              11,11%        10,71%        11,81%       11,11%         11,81%
Technical capital to risk weighted assets         13,63%        12,86%        13,00%       13,63%         13,00%

      (1) Defined as Net Interest Income divided by monthly average interest-earning assets.

      (2)   Net income divided by monthly average total assets.

      (3)   Net income divided by monthly average shareholders' equity.

      (4) Operating income includes net interest income, total fees and income from services, and total other operating income. The efficiency ratios contained herein are not comparable to those previously released by BANCOLOMBIA because merger expenses have been included as operating expenses.

3.5   OTHER OPERATING INCOME

      Other operating income totaled Ps 50.4 billion during the third quarter of 2004, a 50.6% increase from Ps 33.5 billion during the previous quarter. The increase resulted from higher dividend income mainly dividend payments from Conavi.

                                                              [BANCOLOMBIA LOGO]

                                                                            3Q04

4.    SUBSIDIARIES

      BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

      The following table is expressed in US dollars.

BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES
BALANCE SHEET AND INCOME STATEMENT                                         QUARTER                      GROWTH
(US$)                                                              2Q 04              3Q 04          3Q 04/2Q 04
------------------------------------------                     -------------      -------------      -----------
ASSETS
Loans and financial leases, net                                  521.118.663        628.519.327          20,61%
Investment securities, net                                       508.776.132        248.557.106         -51,15%
Overnight funds sold                                             109.401.486        184.374.508          68,53%
Other assets                                                      41.388.857         54.119.698          30,76%
                                                               -------------      -------------        -------
TOTAL ASSETS                                                   1.180.685.138      1.115.570.639          -5,51%
                                                               -------------      -------------        -------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                                       1.022.790.639        941.648.544          -7,93%
Other liabilities                                                  5.733.688          5.891.056           2,74%
TOTAL LIABILITIES                                              1.028.524.327        947.539.600          -7,87%
Shareholders' equity                                             152.160.811        168.031.039          10,43%
                                                               -------------      -------------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     1.180.685.138      1.115.570.639          -5,51%
                                                               -------------      -------------        -------

Interest income                                                   16.528.605         20.099.845          21,61%
Interest expense                                                  (4.263.276)        (4.392.505)          3,03%
NET INTEREST INCOME                                               12.265.329         15.707.340          28,06%
Net provisions                                                       (99.229)        (1.160.501)       1069,52%
Other operating income                                               297.755            786.719         164,22%
Other operating expense                                             (533.777)          (639.238)         19,76%
                                                               -------------      -------------        -------
NET INCOME                                                        11.930.078         14.694.320          23,17%
                                                               -------------      -------------        -------

      BANCOLOMBIA Panama's loan portfolio increased 20.6% while investments dropped 51.2% over the quarter. Total assets decreased 5.5% over the third quarter of 2004 to US$1,116 million as of September 30, 2004, as compared to US$1,181 million as of June 30, 2004. On the other hand, shareholders' equity increased 10.4% over the quarter from US$152 million to US$168 million as of September 30, 2004. Unrealized gains on investment securities totaled US$5.4 million as of September 30, 2004.

      BANCOLOMBIA Panama reported net income of US$14.7 million during the third quarter, 2004 up 23.2% as compared to net income of US$11.9 million for the second quarter of the year. Interest income increased 21.6% during the quarter mainly due to the recovery of bond prices, whereas net provisions were up after the recovery of provisions on investments mentioned in the second quarter press release.

                                                              [BANCOLOMBIA LOGO]

                                                                            3Q04

5.    RATINGS AND RECOGNITIONS

      - The risk-rating firm Duff & Phelps de Colombia ratified the Bank's Triple A rating for long term debt and BP1+ for short-term obligations. These ratings are the highest given in the Colombian financial sector.

      - In September, The Banker selected BANCOLOMBIA for the third consecutive year as "Bank of the Year" in Colombia.

      - For the second consecutive year, LATIN FINANCE selected BANCOLOMBIA as "The Bank of the year in Colombia".

                                                              [BANCOLOMBIA LOGO]

                                                                            3Q04

CONSOLIDATED BALANCE SHEET                                             AS OF                                 GROWTH
(Ps millions)                                        30-SEP-03       30-JUN-04       30-SEP-04     3Q 04/2Q 04     3Q 04/3Q 03
----------------------------------------------      ----------      ----------      ----------     -----------     -----------
ASSETS
Cash and due from banks                                647.289         639.644         649.069           1,47%           0,27%
Overnight funds sold                                   237.090         423.373         117.053         -72,35%         -50,63%
TOTAL CASH AND EQUIVALENTS                             884.379       1.063.017         766.122         -27,93%         -13,37%
                                                    ----------      ----------      ----------         ------          ------
DEBT SECURITIES                                      4.172.574       5.039.124       4.582.180          -9,07%           9,82%
Trading                                              1.632.419       2.111.136       1.952.078          -7,53%          19,58%
Available for Sale                                   1.809.865       2.268.043       1.892.205         -16,57%           4,55%
Held to Maturity                                       730.290         659.945         737.897          11,81%           1,04%
EQUITY SECURITIES                                      241.050         283.288         274.709          -3,03%          13,96%
Trading                                                 12.033          43.159          16.028         -62,86%          33,20%
Available for Sale                                     229.017         240.129         258.681           7,73%          12,95%
Market value allowance                                 (96.722)        (83.524)        (75.094)        -10,09%         -22,36%
NET INVESTMENT SECURITIES                            4.316.902       5.238.888       4.781.795          -8,73%          10,77%
                                                    ----------      ----------      ----------         ------          ------
Gross loans and financial leases                     7.878.710       8.893.028       9.767.942           9,84%          23,98%
Allowance for loan losses                             (357.624)       (439.466)       (435.528)         -0,90%          21,78%
NET TOTAL LOANS                                      7.521.086       8.453.562       9.332.414          10,40%          24,08%
                                                    ----------      ----------      ----------         ------          ------
Accrued interest receivable on loans                    85.383         104.869         111.004           5,85%          30,01%
Allowance for accrued interest losses                   (5.107)         (5.486)         (4.754)        -13,34%          -6,91%
NET TOTAL INTEREST ACCRUED                              80.276          99.383         106.250           6,91%          32,36%
                                                    ----------      ----------      ----------         ------          ------
Customers' acceptances and derivatives                  23.332          67.102          78.444          16,90%         236,21%
Net accounts receivable                                187.061         162.264         173.078           6,66%          -7,48%
Net premises and equipment                             332.810         371.661         373.075           0,38%          12,10%
Foreclosed assets                                       32.305          30.961          20.013         -35,36%         -38,05%
Prepaid expenses and deferred charges                   36.922          18.336          22.672          23,65%         -38,59%
Good will                                              101.918          87.905          80.756          -8,13%         -20,76%
Operating leases, net                                   11.141           9.965           9.146          -8,22%         -17,91%
Other                                                  165.060         237.437         266.716          12,33%          61,59%
Reappraisal of assets                                  257.029         266.883         266.189          -0,26%           3,56%
                                                    ----------      ----------      ----------         ------          ------
TOTAL ASSETS                                        13.950.221      16.107.364      16.276.670           1,05%          16,68%
                                                    ----------      ----------      ----------         ------          ------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                 1.844.726       2.110.170       2.039.707          -3,34%          10,57%
Checking accounts                                    1.689.342       1.924.749       1.895.729          -1,51%          12,22%
Other                                                  155.384         185.421         143.978         -22,35%          -7,34%
                                                    ----------      ----------      ----------         ------          ------
INTEREST BEARING                                     7.616.814       8.473.812       8.451.644          -0,26%          10,96%
Checking accounts                                    1.005.903       1.221.367       1.023.922         -16,17%           1,79%
Time deposits                                        4.163.304       4.118.498       4.447.256           7,98%           6,82%
Savings deposits                                     2.447.607       3.133.947       2.980.466          -4,90%          21,77%
                                                    ----------      ----------      ----------         ------          ------
TOTAL DEPOSITS                                       9.461.540      10.583.982      10.491.351          -0,88%          10,88%
Overnight funds                                        932.108       1.097.369       1.051.779          -4,15%          12,84%
Bank acceptances outstanding                            28.383          48.632          55.236          13,58%          94,61%
Interbank borrowings                                   380.167         253.365         239.357          -5,53%         -37,04%
Borrowings from domestic development banks             686.452         762.680         797.985           4,63%          16,25%
Accounts payable                                       503.837         660.855         646.455          -2,18%          28,31%
Other liabilities                                      133.571         158.719         170.033           7,13%          27,30%
Bonds                                                   64.785         522.896         525.347           0,47%         710,91%
Accrued expenses                                       168.752         253.172         335.294          32,44%          98,69%
Minority interest in consolidated subsidiaries          40.419          40.999          41.537           1,31%           2,77%
                                                    ----------      ----------      ----------         ------          ------
TOTAL LIABILITIES                                   12.400.014      14.382.669      14.354.374          -0,20%          15,76%
                                                    ----------      ----------      ----------         ------          ------
Shareholders' equity                                 1.550.207       1.724.695       1.922.296          11,46%          24,00%
                                                    ----------      ----------      ----------         ------          ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          13.950.221      16.107.364      16.276.670           1,05%          16,68%
                                                    ----------      ----------      ----------         ------          ------

                                                              [BANCOLOMBIA LOGO]

                                                                            3Q04

CONSOLIDATED INCOME STATEMENT                            AS OF                     GROWTH
(Ps Millions)                                     SEP-03          SEP-04        SEP-04/SEP-03        3Q 03
------------------------------------------      ---------       ---------       -------------       -------
INTEREST INCOME AND EXPENSES
Interest on loans                                 611.862         837.735            36,92%         213.604
Interest on investment securities                 415.632         406.898            -2,10%         118.098
Overnight funds                                    14.433          11.527           -20,13%           5.725
Leasing                                            40.071          68.776            71,64%          14.924
TOTAL INTEREST INCOME                           1.081.998       1.324.936            22,45%         352.351
                                                ---------       ---------          -------          -------
Interest expense
Checking accounts                                   8.507           9.414            10,66%           2.487
Time deposits                                     171.767         192.497            12,07%          59.173
Savings deposits                                   85.410         103.655            21,36%          28.211
TOTAL INTEREST ON DEPOSITS                        265.684         305.566            15,01%          89.871
                                                ---------       ---------          -------          -------
Interbank borrowings                                3.550           4.875            37,32%           1.175
Borrowings from domestic development banks         42.301          54.262            28,28%          14.816
Overnight funds                                    27.037          27.320             1,05%          12.069
Bonds                                               2.060          29.084          1311,84%             688
TOTAL INTEREST EXPENSE                            340.632         421.107            23,63%         118.619
                                                ---------       ---------          -------          -------
NET INTEREST INCOME                               741.366         903.829            21,91%         233.732
Provision for loan and accrued interest
  losses, net                                    (122.282)        (80.778)          -33,94%         (36.784)
Recovery of charged-off loans                      23.148          23.611             2,00%           6.737
Provision for foreclosed assets
  and other assets                                (72.443)        (25.399)          -64,94%         (17.381)
Recovery of provisions for foreclosed
  assets and other assets                           5.059          11.741           132,08%           1.735
                                                ---------       ---------          -------          -------
TOTAL NET PROVISIONS                             (166.518)        (70.825)          -57,47%         (45.693)
NET INTEREST INCOME AFTER PROVISION
FOR LOANS AND ACCRUED INTEREST LOSSES             574.848         833.004            44,91%         188.039
                                                ---------       ---------          -------          -------
Commissions from banking services and
  other services                                   35.307          49.067            38,97%          17.273
Electronic services and ATM's fees                 35.134          45.006            28,10%          12.077
Branch network services                            20.922          27.690            32,35%           7.454
Collections and payments fees                      21.968          31.626            43,96%           7.960
Credit card merchant fees                          41.219          53.223            29,12%          15.536
Credit and debit card annual fees                  43.126          49.803            15,48%          14.926
Checking fees                                      37.629          36.601            -2,73%          12.903
Warehouse services                                 31.909          35.981            12,76%          10.832
Fiduciary activities                               27.971          38.046            36,02%           9.643
Check remittance                                   15.667           8.145           -48,01%           5.208
International operations                           19.668          15.383           -21,79%           7.260
FEES AND OTHER SERVICE INCOME                     330.520         390.571            18,17%         121.072
                                                ---------       ---------          -------          -------
Fees and other service expenses                   (74.977)        (72.012)           -3,96%         (27.171)
TOTAL FEES AND INCOME FROM SERVICES, NET          255.543         318.559            24,66%          93.901
                                                ---------       ---------          -------          -------
OTHER OPERATING INCOME
Net foreign exchange gains                         11.808         (65.629)         -655,80%          39.210
Forward contracts in foreign currency              22.014         110.066           399,98%         (32.816)
Dividend income                                    30.255          30.167            -0,29%          19.466
Revenues from commercial subsidiaries              53.059          55.787             5,14%          16.956
Communication, postage and others                   5.217           5.158            -1,13%             174
TOTAL OTHER OPERATING INCOME                      122.353         135.549            10,79%          42.990
                                                ---------       ---------          -------          -------
TOTAL INCOME                                      952.744       1.287.112            35,10%         324.930
OPERATING EXPENSES
Salaries and employee benefits                    226.152         264.970            17,16%          76.002
Bonus plan payments                                18.471          20.023             8,40%           6.508
Compensation                                       19.213          12.869           -33,02%           5.151
Administrative and other expenses                 255.749         314.735            23,06%          88.968
Deposit security, net                              22.170          15.096           -31,91%           8.010
Donation expenses                                     462             152           -67,10%             437
Depreciation                                       28.345          33.474            18,09%          10.232
TOTAL OPERATING EXPENSES                          570.562         661.319            15,91%         195.308
                                                ---------       ---------          -------          -------
NET OPERATING INCOME                              382.182         625.793            63,74%         129.622
Merger expenses                                    16.986          16.986             0,00%           5.662
NON-OPERATING INCOME (EXPENSE)
Other income                                       27.454          34.812            26,80%          10.198
Minority interest                                     538          (2.890)         -637,17%           1.271
Other expense                                     (26.625)        (38.561)           44,84%          (3.150)
TOTAL NON-OPERATING INCOME                          1.367          (6.639)         -585,31%           8.319
INCOME BEFORE INCOME TAXES                        366.563         602.168            64,27%         132.279
Income tax expense                                (43.527)       (174.246)          300,32%         (13.875)
                                                ---------       ---------          -------          -------
NET INCOME                                        323.036         427.922            32,47%         118.404
                                                ---------       ---------          -------          -------

CONSOLIDATED INCOME STATEMENT                    QUARTER                                   GROWTH
(Ps Millions)                                     2Q 04            3Q 04        3Q 04/2Q 04      3Q 04/3Q 03
------------------------------------------       -------          -------       -----------      -----------
INTEREST INCOME AND EXPENSES
Interest on loans                                276.572          303.293            9,66%           41,99%
Interest on investment securities                 72.877          164.156          125,25%           39,00%
Overnight funds                                    4.139            3.774           -8,82%          -34,08%
Leasing                                           22.295           26.702           19,77%           78,92%
TOTAL INTEREST INCOME                            375.883          497.925           32,47%           41,32%
                                                 -------          -------         -------          -------
Interest expense
Checking accounts                                  3.075            3.176            3,28%           27,70%
Time deposits                                     62.815           67.230            7,03%           13,62%
Savings deposits                                  37.679           35.912           -4,69%           27,30%
TOTAL INTEREST ON DEPOSITS                       103.569          106.318            2,65%           18,30%
                                                 -------          -------         -------          -------
Interbank borrowings                                 900            2.473          174,78%          110,47%
Borrowings from domestic development banks        17.870           18.616            4,17%           25,65%
Overnight funds                                    5.644           11.654          106,48%           -3,44%
Bonds                                             11.021           11.797            7,04%         1614,68%
TOTAL INTEREST EXPENSE                           139.004          150.858            8,53%           27,18%
                                                 -------          -------         -------          -------
NET INTEREST INCOME                              236.879          347.067           46,52%           48,49%
Provision for loan and accrued interest
  losses, net                                    (23.668)         (36.379)          53,71%           -1,10%
Recovery of charged-off loans                      7.836            9.542           21,77%           41,64%
Provision for foreclosed assets
  and other assets                                 2.527           (6.506)        -357,46%          -62,57%
Recovery of provisions for foreclosed
  assets and other assets                          9.545            1.082          -88,66%          -37,64%
                                                 -------          -------         -------          -------
TOTAL NET PROVISIONS                              (3.760)         (32.261)         758,01%          -29,40%
NET INTEREST INCOME AFTER PROVISION
FOR LOANS AND ACCRUED INTEREST LOSSES            233.119          314.806           35,04%           67,42%
                                                 -------          -------         -------          -------
Commissions from banking services and
  other services                                  17.157           16.160           -5,81%           -6,44%
Electronic services and ATM's fees                14.649           16.532           12,85%           36,89%
Branch network services                            9.415            9.585            1,81%           28,59%
Collections and payments fees                     10.762           11.491            6,77%           44,36%
Credit card merchant fees                         18.695           16.914           -9,53%            8,87%
Credit and debit card annual fees                 16.982           16.574           -2,40%           11,04%
Checking fees                                     12.081           12.501            3,48%           -3,12%
Warehouse services                                11.789           12.879            9,25%           18,90%
Fiduciary activities                              13.072           12.220           -6,52%           26,72%
Check remittance                                   2.728            2.584           -5,28%          -50,38%
International operations                           4.520            5.693           25,95%          -21,58%
FEES AND OTHER SERVICE INCOME                    131.850          133.133            0,97%            9,96%
                                                 -------          -------         -------          -------
Fees and other service expenses                  (23.127)         (23.584)           1,98%          -13,20%
TOTAL FEES AND INCOME FROM SERVICES, NET         108.723          109.549            0,76%           16,66%
                                                 -------          -------         -------          -------
OTHER OPERATING INCOME
Net foreign exchange gains                        10.830          (17.733)        -263,74%         -145,23%
Forward contracts in foreign currency              3.255           34.368          955,85%          204,73%
Dividend income                                      991           14.258         1338,75%          -26,75%
Revenues from commercial subsidiaries             16.848           16.858            0,06%           -0,58%
Communication, postage and others                  1.537            2.648           72,28%         1421,84%
TOTAL OTHER OPERATING INCOME                      33.461           50.399           50,62%           17,23%
                                                 -------          -------         -------          -------
TOTAL INCOME                                     375.303          474.754           26,50%           46,11%
OPERATING EXPENSES
Salaries and employee benefits                    88.328           90.261            2,19%           18,76%
Bonus plan payments                                5.109            5.649           10,57%          -13,20%
Compensation                                       4.678            3.326          -28,90%          -35,43%
Administrative and other expenses                103.300          110.092            6,58%           23,74%
Deposit security, net                              2.455            2.957           20,45%          -63,08%
Donation expenses                                     45               59           31,11%          -86,50%
Depreciation                                      11.046           12.140            9,90%           18,65%
TOTAL OPERATING EXPENSES                         214.961          224.484            4,43%           14,94%
                                                 -------          -------         -------          -------
NET OPERATING INCOME                             160.342          250.270           56,09%           93,08%
Merger expenses                                    5.662            5.662            0,00%            0,00%
NON-OPERATING INCOME (EXPENSE)
Other income                                       7.754           11.900           53,47%           16,69%
Minority interest                                 (1.404)          (1.298)          -7,55%         -202,12%
Other expense                                     (7.520)          (6.703)         -10,86%          112,79%
TOTAL NON-OPERATING INCOME                        (1.170)           3.899          433,25%          -53,13%
INCOME BEFORE INCOME TAXES                       153.510          248.507           61,88%           87,87%
Income tax expense                               (36.927)         (61.216)          65,78%          341,20%
                                                 -------          -------         -------          -------
NET INCOME                                       116.583          187.291           60,65%           58,18%
                                                 -------          -------         -------          -------

                                                                              11